Filed under Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the

Securities Exchange Act of 1934

Filing by: OPNET Technologies, Inc.

Subject Company: OPNET Technologies, Inc.

SEC File No.: 000-30931

email to Staff

Subject: Important Message from Marc Cohen and Alain Cohen

To: All OPNET staff Worldwide

We have some very exciting news to announce today. OPNET and Riverbed have entered into a definitive agreement for Riverbed to acquire OPNET in a $1.016 Billion dollar transaction, or $43 per OPNET share, payable 85% in cash and 15% in Riverbed stock.

Both companies are industry leaders in their respective spaces – OPNET in Application Performance Management (APM), and Riverbed in WAN optimization. The combination will create a global leader in the application performance space, and will empower customers to monitor, troubleshoot, and optimize seamlessly across domains.

Until the deal closes later this year, we will continue to run our business independently and pursue our usual business activities. December is our strongest quarter, and we have significant business to bring in. Once the deal closes, we will take on leadership positions within Riverbed. Alain will be Senior Vice President and Chief Technology Officer for APM, and will continue to manage R&D. Marc will become Senior Vice President of Sales and Field Operations for APM, which includes sales, pre-sales, and services. On day one this will be a $250 million per year operation, combining both OPNET and Cascade sales.

We expect very few changes – except a tremendous source of new sales opportunities. Riverbed is not just acquiring technology, but just as importantly, they are bringing on board the skill and experience of an industry leader. The OPNET team is key to the success of this combination. We are excited to take on our leadership roles because of the tremendous potential.

We will hold a one hour Q&A conference call today at 10 am and 2 pm ET. On the call we will have Paul Brady, The SVP and General Manager of the Cascade business unit, of which OPNET will become a part. The dial-in information will be provided separately.

Sincerely,

Marc Cohen and Alain Cohen

Additional Information and Where to Find It

The exchange offer for the outstanding common stock of OPNET Technologies, Inc. (“OPNET”) referred to in this communication has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of OPNET. OPNET stockholders are urged to read the relevant exchange offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Riverbed Technology, Inc. (“Riverbed”) will file exchange offer materials with the U.S. Securities and Exchange Commission and OPNET will file a Solicitation/Recommendation Statement with respect to the offer. The exchange offer materials (including a Prospectus and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the exchange offer. The Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of OPNET at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the Securities and Exchange Commission’s web site at www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents will be made available by Riverbed by mail to Riverbed Technologies, Inc., 199 Fremont Street, San Francisco, CA 94105, attention: Investor Relations, and free copies of the Solicitation/Recommendation Statement will be made available by OPNET by mail to OPNET Technologies, Inc., 7255 Woodmont Avenue, Bethesda, Maryland 20814-7900, attention: Investor Relations.

Interests of Certain Persons in the Offer and the Merger

Riverbed will be, and certain other persons may be, soliciting OPNET stockholders to tender their shares into the exchange offer. The directors and executive officers of Riverbed and the directors and executive officers of OPNET may be deemed to be participants in Riverbed’s solicitation of OPNET’s stockholders to tender their shares into the exchange offer.

Investors and shareholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Riverbed and OPNET in the exchange offer by reading the Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, when they become available.